EXHIBIT 99.1

Legend Biotech Reports Fourth Quarter and Full Year 2024 Results and Recent Highlights

  CARVYKTI® net trade sales of approximately $334 million and $963 million for the fourth quarter and full year 2024, respectively
  Over 5,000 patients treated to date
  Initiated commercial production of CARVYKTI® at a Novartis production facility
  Spain's national health system approved reimbursement for CARVYKTI® in second-line plus settings for multiple myeloma patients
  Cash and cash equivalents, and time deposits of $1.1 billion, as of December 31, 2024, which Legend Biotech believes will provide financial runway into the second quarter of fiscal year 2026

SOMERSET, N.J., March 11, 2025 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported financial results for the fourth quarter and year ended December 31, 2024, and key corporate highlights.

“We are coming off a tremendously successful year. Our 2024 total revenue nearly achieved blockbuster status, and we are just now building out our many opportunities with CARVYKTI. There are more milestones ahead that will potentially make CARVYKTI available to even more patients,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “CARVYKTI has already helped thousands of multiple myeloma patients. Even though CARVYKTI is the market leader for CAR-T in multiple myeloma, we are still working relentlessly to elevate our commercial, manufacturing, regulatory and clinical efforts. While we are focused on executing with excellence for CARVYKTI this year, we continue to prioritize the right investments to enhance our opportunities as a stand-alone cell therapy company for the long term.”

Key Business Developments

  Treated over 5,000 clinical and commercial patients to date.
  Announced positive three-year follow-up data from the Phase 3 CARTITUDE-4 study showing that CARVYKTI® increased the minimal residual disease (MRD) negativity rates when compared to the standard of care for patients with relapsed or refractory multiple myeloma. In the study, 89 percent of evaluable patients achieved MRD negativity at the 10-5 threshold, with the majority of patients achieving MRD negativity in less than two months.
  In the first quarter of 2025, initiated commercial production of CARVYKTI® at a Novartis production facility pursuant to the master manufacturing and supply agreement among Legend, Janssen, and Novartis.
  Spain's national health system, Sistema Nacional de Salud (“SNS”), approved reimbursement for CARVYKTI® for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least one prior line of treatment, including an immunomodulatory agent and a proteasome inhibitor, have demonstrated disease progression after the last treatment and are refractory to lenalidomide.
  Cash and cash equivalents, and time deposits of $1.1 billion, as of December 31, 2024, which Legend Biotech believes will provide financial runway into the second quarter of fiscal year 2026, when Legend Biotech anticipates potentially achieving an operating profit excluding unrealized foreign exchange gains or losses.

Financial Results for Quarter and Year Ended December 31, 2024

Cash and Cash Equivalents, and Time Deposits

As of December 31, 2024, Legend Biotech had approximately $1.1 billion of cash and cash equivalents and time deposits.

Revenue

License Revenue
There was $18.3 million license revenue for the three months ended December 31, 2024, and no license revenue for December 31, 2023. This increase of $18.3 million was primarily driven by the license revenue recognized in 2024 pursuant to Legend Biotech’s license agreement with Novartis for the development, manufacture, and commercialization of LB2102 and other potential CAR-T therapies selectively targeting DLL-3 (the “Novartis License Agreement”), and since the license agreement was effective as of December 28, 2023, no license revenue was recognized in 2023. License revenue for the year ended December 31, 2024, was $138.4 million, compared to $35.2 million for the year ended December 31, 2023. This increase of $103.2 million was primarily driven by the license revenue recognized in 2024 pursuant to the Novartis License Agreement, as well as the nature and timing of milestones achieved as outlined under the Janssen Agreement for cilta-cel.

Collaboration Revenue
Collaboration revenue for the three months and year ended December 31, 2024, was $168.0 million and $482.6 million, respectively, compared to $79.4 million and $249.8 million for the three months and year ended December 31, 2023, respectively. The increase of $88.6 million and $232.8 million for the three months and year ended, respectively, was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.

Other Revenue
Other revenue for the three months and year ended December 31, 2024, was $0.2 million and $6.3 million, respectively, compared to $0.0 million and $0.2 million for the three months and year ended December 31, 2023, respectively. Other revenue primarily includes payments made in connection with the supply of materials by us to Novartis under the terms of the Novartis License Agreement.

Operating Expenses

Cost of Collaboration Revenue
Cost of collaboration revenue for the three months and year ended December 31, 2024, was $69.4 million and $216.4 million, respectively, compared to $32.5 million and $144.2 million for the three months and year ended December 31, 2023, respectively. The increase of $36.9 million and $72.2 million for the three months and year ended, respectively, were due to a combination of Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

Cost of License and Other Revenue
Cost of license and other revenue for the three months and year ended December 31, 2024, was $4.5 million and $18.2 million, respectively, and consisted of costs in connection with the Novartis License Agreement. The Company did not incur any costs of license and other revenue for the three months and year ended December 31, 2023.

Research and Development Expenses
Research and development expenses for the three months and year ended December 31, 2024, were $104.4 million and $413.5 million, respectively, compared to $105.7 million and $382.2 million for the three months and year ended December 31, 2023, respectively. The increase of $31.3 million for the year ended was primarily due to research and development activities in cilta-cel, including start-up costs for clinical production in Belgium, as well as continued investment in our solid tumor programs.

Administrative Expenses
Administrative expenses for the three months and year ended December 31, 2024, were $34.2 million and $136.8 million, respectively, compared to $28.7 million and $106.8 million for the three months and year ended December 31, 2023, respectively. The increase of $5.5 million and $30.0 million for the three months and year ended, respectively, was primarily due to the expansion of administrative functions and the additional headcount needed to provide administrative support as a result of the company's expanded infrastructure, driven by increased manufacturing capacity.

Selling and Distribution Expenses
Selling and distribution expenses for the three months and year ended December 31, 2024, were $48.9 million and $147.5 million, respectively, compared to $33.7 million and $94.2 million for the three months and year ended December 31, 2023, respectively. The increase of $15.2 million and $53.3 million for the three months and year ended, respectively was primarily driven by an increase in costs associated with commercial activities for cilta-cel, including the expansion of the sales force and second line indication launch.

Other Income and Gains
Other income and gains for the three months and year ended December 31, 2024, were $125.1 million and $173.1 million, respectively, compared to $18.5 million and $58.1 million for the three months and year ended December 31, 2023, respectively. The increase of $106.6 million and $115.0 million for the three months and year ended, respectively, were primarily attributable to an increase in unrealized foreign exchange gains related to the changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and Euro.

Other Expenses
For the three months and year ended December 31, 2024, there were no expenses, compared to $38.4 million and $28.5 million for the three months and year ended December 31, 2023. The decrease of $38.4 million and $28.5 million for the three months and year ended, respectively, were primarily due to unrealized foreign currency exchange loss related to the changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and Euro.

Net income or loss for the Period
For the three months ended December 31, 2024, net income was $26.3 million, or $0.07 per share, compared to a net loss of $144.8 million, or $0.40 per share, for the three months ended December 31, 2023. The increase of $171.1 million for the three months ended was primarily attributable to unrealized foreign currency exchange gains due to changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and Euro. For the year ended December 31, 2024, net loss was $177.0 million, or $0.48 per share, compared to a net loss of $518.3 million, or $1.47 per share, for the year ended December 31, 2023.

Adjusted Net Loss for the Period
Adjusted net loss for the three months ended December 31, 2024 was $59.1 million, or an adjusted net loss of $0.16 per share, compared to an adjusted net loss of $88.5 million, or an adjusted net loss of $0.24 per share, for the three months ended December 31, 2023. For the year ended December 31, 2024, adjusted net loss was $188.8 million, or an adjusted net loss of $0.52 per share, compared to an adjusted net loss $335.7 million, or an adjusted net loss of $0.95 per share, for the year ended December 31, 2023.

Webcast/Conference Call Details:
Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech
With over 2,500 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI® including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to Legend Biotech manufacturing expectations for CARVYKTI®, statements related to Legend Biotech’s ability to fund its operations into 2026 and Legend Biotech’s anticipated achievement of operating profit excluding unrealized foreign exchange gains or losses in 2026; statements related to Legend Biotech’s ability to achieve operating profit; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward- looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com

LEGEND BIOTECH CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
US$’000, except share and per share data
REVENUE
License revenue	18,281	—	138,404	35,160
Collaboration revenue	168,017	79,435	482,580	249,804
Other revenue	224	29	6,257	179
Total revenue	186,522	79,464	627,241	285,143
Cost of collaboration revenue	(69,399)	(32,450)	(216,365)	(144,214)
Cost of license and other revenue	(4,523)	—	(18,216)	—
Research and development expenses	(104,432)	(105,683)	(413,544)	(382,218)
Administrative expenses	(34,201)	(28,707)	(136,783)	(106,769)
Selling and distribution expenses	(48,925)	(33,677)	(147,481)	(94,158)
Other income and gains	125,056	18,450	173,093	58,126
Other expenses	(12)	(38,389)	(40)	(28,484)
Fair value loss of warrant liability	—	—	—	(85,750)
Loss on Asset Impairment	(4,423)	—	(4,423)	—
Finance costs	(5,152)	(5,820)	(21,615)	(21,794)
INCOME (LOSS) BEFORE TAX	40,511	(146,812)	(158,133)	(520,118)
Income tax (expense)/benefit	(14,227)	1,994	(18,893)	1,864
NET INCOME (LOSS) FOR THE PERIOD	26,284	(144,818)	(177,026)	(518,254)
Attributable to:
Ordinary equity holders of the parent	26,284	(144,818)	(177,026)	(518,254)
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	0.07	(0.40)	(0.48)	(1.47)
Diluted	0.07	(0.40)	(0.48)	(1.47)
ORDINARY SHARES USED IN NET INCOME (LOSS) PER SHARE COMPUTATION
Basic	366,648,551	363,655,317	365,702,143	352,165,418
Diluted	402,806,991	363,655,317	365,702,143	352,165,418

LEGEND BIOTECH CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	December 31, 2024	December 31, 2023
	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	99,288	108,725
Advance payments for property, plant and equipment	374	451
Right-of-use assets	101,932	80,502
Time deposits	4,362	4,362
Intangible assets	2,160	4,061
Collaboration prepaid leases	172,064	151,216
Other non-current assets	6,056	1,493
Total non-current assets	386,236	350,810
CURRENT ASSETS
Collaboration inventories, net	23,903	19,433
Trade receivables	6,287	100,041
Prepayments, other receivables and other assets	130,975	69,251
Financial assets at fair value through profit or loss	—	663
Pledged deposits	70	357
Time deposits	835,934	30,341
Cash and cash equivalents	286,749	1,277,713
Total current assets	1,283,918	1,497,799
Total assets	1,670,154	1,848,609
CURRENT LIABILITIES
Trade payables	38,594	30,655
Other payables and accruals	166,180	122,307
Government grants	532	68
Lease liabilities	4,794	3,175
Tax payable	20,671	7,203
Contract liabilities	46,874	53,010
Total current liabilities	277,645	216,418
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	301,196	281,328
Lease liabilities long term	44,613	44,169
Government grants	6,154	7,305
Contract liabilities	—	47,962
Other non-current liabilities	—	56
Total non-current liabilities	351,963	380,820
Total liabilities	629,608	597,238
EQUITY
Share capital	37	36
Reserves	1,040,509	1,251,335
Total ordinary shareholders’ equity	1,040,546	1,251,371
Total equity	1,040,546	1,251,371
Total liabilities and equity	1,670,154	1,848,609

LEGEND BIOTECH CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
US$’000	2024	2023	2024	2023

INCOME (LOSS) BEFORE TAX	40,511	(146,812)	(158,133)	(520,118)
CASH FLOWS (USED IN) OPERATING ACTIVITIES	(82,078)	(95,645)	(144,033)	(393,276)
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES	(87,842)	407,509	(850,544)	92,786
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(333)	925	5,698	791,490
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(170,253)	312,789	(988,879)	491,000
Effect of foreign exchange rate changes, net	(2,275)	1,454	(2,085)	682
Cash and cash equivalents at beginning of the period	459,277	963,470	1,277,713	786,031

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	286,749	1,277,713	286,749	1,277,713
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	1,127,115	1,312,773	1,127,115	1,312,773
Less: Pledged deposits	70	357	70	357
Time deposits	840,296	34,703	840,296	34,703
Cash and cash equivalents as stated in the statement of financial position	286,749	1,277,713	286,749	1,277,713
Cash and cash equivalents as stated in the statement of cash flows	286,749	1,277,713	286,749	1,277,713

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Loss and Adjusted Net Loss per Share (which we sometimes refer to as “ANI per Share”) as performance metrics. Adjusted Net Loss and ANI per Share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Loss has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Loss does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
  Adjusted Net Income (Loss) excludes unrealized foreign exchange gain (loss) which was primarily resulted from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EURO.
  Adjusted Net Loss does not reflect changes in, or cash requirements for, our working capital needs.
  In addition, Adjusted Net Loss excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Loss and Adjusted Net Loss per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Loss and Adjusted Net Loss per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Loss as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Loss provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Loss as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, impairment loss and fair value loss of warrant liability and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.

Adjusted Net Loss per Share is computed by dividing Adjusted Net Loss by the weighted average shares outstanding.

LEGEND BIOTECH CORPORATION RECONCILIATION OF IFRS TO NON-IFRS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
US$’000	2024	2023	2024	2023

Net Income (Loss)	26,284	(144,818)	(177,026)	(518,254)
Depreciation and amortization	6,796	5,351	23,359	20,451
Share based compensation	13,388	12,589	68,941	47,680
Impairment loss	4,423	—	4,423	—
Unrealized foreign exchange (gain)/loss (included in Other Expenses, other income and gains)	(109,975)	38,332	(108,509)	28,645
Fair value loss of warrant liability	—	—	—	85,750
Adjusted net loss	(59,084)	(88,546)	(188,812)	(335,728)

ANI per share:
ANI per share - basic	(0.16)	(0.24)	(0.52)	(0.95)
ANI per share - diluted	(0.15)	(0.24)	(0.52)	(0.95)